UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

(Translation of registrant’s name into English)

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 22, 2026, NETCLASS TECHNOLOGY INC (the “Company”) entered into an updated director offer letter (the “2026 Director Offer Letter”) with Angel Colon, an independent director of the Company (the “Director”).

Pursuant to the 2026 Director Offer Letter, effective as of January 1, 2026, the Director will be entitled to receive (i) cash compensation of $45,000 per calendar year of service, payable on a pro-rated basis and on a monthly basis, and (ii) cash compensation of $9,000 per calendar year of service, payable on a pro-rated basis and on a quarterly basis.

In addition, in lieu of the 2,083 Class A ordinary shares accrued for the Director’s service the period from August 1, 2025 to December 31, 2025 pursuant to the Company’s prior agreement with the Director, the Company agreed to pay the Director $3,749.40 in cash, representing the product of (x) such accrued shares and (y) $1.80 per share.

The foregoing description of the 2026 Director Offer Letter does not purport to be complete and is qualified in its entirety by reference to the form of the 2026 Director Offer Letter, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348) and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter, dated January 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: January 30, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer
(Principal Executive Officer)

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